Exhibit 99.1

To announce the differences between consolidated financial statements for the nine months ended September 30, 2022 under Taiwan-IFRSs and that under IFRSs

Date of events: 2022/11/4

Contents:

1.	Date of occurrence of the event: 2022/11/4

2.	Of which year/ quarter financial report required to be adjusted: The third quarter of 2022

3.	Accounting principles applied (domestic listing securities):

Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China (“Taiwan-IFRSs”)

4.	Inconsistent items/ amounts (domestic listing securities):

Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the “Company”) reported consolidated net income of NT$9,776,130 thousand and NT$29,202,599 thousand, consolidated net income attributable to stockholders of the parent of NT$9,359,249 thousand and NT$28,075,670 thousand, and basic earnings per share of NT$1.21 and NT$3.62 for the three months and nine months ended September 30, 2022, respectively. The Company also reported total consolidated assets of NT$503,590,240 thousand, total consolidated liabilities of NT$119,516,433 thousand, and total consolidated equity of NT$384,073,807 thousand as of September 30, 2022.

5.	Accounting principles applied (securities issued overseas):

IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (“IFRSs”)

6.	Inconsistent items/ amounts (securities issued overseas):

Under IFRSs, the Company reported consolidated net income of NT$9,259 million and NT$29,606 million, consolidated net income attributable to stockholders of the parent of NT$8,865 million and NT$28,466 million, and basic earnings per share of NT$1.14 and NT$3.67 for the three months and nine months ended September 30, 2022, respectively. The Company also reported total consolidated assets of NT$503,389 million, total consolidated liabilities of NT$121,043 million, and total consolidated equity of NT$382,346 million as of September 30, 2022.

7.	Cause of the inconsistency:

The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of the date of incorporation. Under IFRSs, revenue from connection fees and prepaid phone cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. This reclassification from additional paid-in capital to retained earnings did not affect total equity.

8.	Any other matters that need to be specified:

Chunghwa Telecom’s earnings distribution and stockholders’ equity matters are in accordance with Taiwan-IFRSs.